FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 11th April 2012

ROYAL DUTCH SHELL PLC

ANNUAL INFORMATION UPDATE

In accordance with the requirements of Prospectus Rule 5.2, the following information and documents were published, or made available to the public, over the period from 16 March 2011 to and including 15 March 2012 in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

This annual information is provided pursuant to Prospectus Rule 5.2.3G made by the Financial Services Authority and not for any other purpose and by filing this annual information update neither Royal Dutch Shell (“the Company”), nor any other person, takes any responsibility for, or makes any representation, express or implied, as to the accuracy or completeness of, the information contained or referred to below herein.  The information referred to below is not necessarily up to date as at the date of this annual information update and the Company does not undertake any obligation to update any such information in the future.  Furthermore, such information may have been prepared in accordance with the laws or regulations of a particular jurisdiction and may not comply with or meet the relevant standards of disclosure in any other jurisdiction. Neither this annual information update, nor the information referred to below constitutes, by virtue of this communication, an offer of any securities addressed to any person and should not be relied on by any person.

1.  Announcements made via a Regulatory Information Service (London Stock Exchange)

Date	Description of Contents of Announcement
16/03/2011	Director Declaration
22/03/2011	Additional Listing
25/03/2011	Issuance of New Shares
28/03/2011	Director/PDMR Shareholding
29/03/2011	Sale of Stanlow Refinery
29/03/2011	Advance Notice of Q1 Results
31/03/2011	Voting Rights and Capital
01/04/2011	Sale of Chilean Businesses
01/04/2011	Director/PDMR Shareholding
06/04/2011	Director/PDMR Shareholding
11/04/2011	2010 Annual Report and 2011 Notice of AGM
13/04/2011	Annual Information Update
14/04/2011	2010 Sustainability Report
20/04/2011	Filing of 2010 Annual Report
28/04/2011	1st Quarter 2011 Results
28/04/2011	1st Quarter 2011 Dividend
28/04/2011	Voting Rights and Capital
05/05/2011	Director/PDMR Shareholding
06/05/2011	Director/PDMR Shareholding
09/05/2011	Director/PDMR Shareholding
11/05/2011	Holdings in Company
17/05/2011	Results of AGM
18/05/2011	1st Quarter 2011 Scrip Reference Price
23/05/2011	Director/PDMR Shareholding
23/05/2011	Director Declaration
31/05/2011	Voting Rights and Capital
31/05/2011	Price Monitoring Extension
03/06/2011	1st Quarter 2011 EUR and GBP Dividend equivalents
20/06/2011	Shell and CNPC Agree on global co-operation
21/06/2011	Shell Boosts UK Retail Presence
22/06/2011	Additional Listing
27/06/2011	Issuance of New Shares
27/06/2011	Director/PDMR Shareholding
29/06/2011	Director/PDMR Shareholding
30/06/2011	Voting Rights and Capital
30/06/2011	Advance Notice of Results
13/07/2011	Director/PDMR Shareholding
28/07/2011	2nd Quarter 2011 and Half Year Results
28/07/2011	Dividend Declaration
28/07/2011	Shell Centre Redevelopment
29/07/2011	Voting Rights and Capital
02/08/2011	Director/PDMR Shareholding
02/08/2011	Director/PDMR Shareholding
10/08/2011	2nd Quarter 2011 Scrip Reference Price
11/08/2011	Share Buyback Programme
12/08/2011	Buyback of Own Shares
15/08/2011	Director Declaration
15/08/2011	Buyback of Own Shares
16/08/2011	Buyback of Own Shares
17/08/2011	Director/PDMR Shareholding
17/08/2011	Buyback of Own Shares
18/08/2011	Buyback of Own Shares
19/08/2011	Director/PDMR Shareholding
19/08/2011	Buyback of Own Shares
22/08/2011	Buyback of Own Shares
23/08/2011	Buyback of Own Shares
24/08/2011	Buyback of Own Shares
25/08/2011	Buyback of Own Shares
26/08/2011	Buyback of Own Shares
26/08/2011	2nd Quarter 2011 EUR and GBP Dividend equivalents
30/08/2011	Buyback of Own Shares
31/08/2011	Director/PDMR Shareholding
31/08/2011	Buyback of Own Shares
31/08/2011	Voting Rights and Capital
01/09/2011	Sale of Stake in Gas Transport System
01/09/2011	Buyback of Own Shares
02/09/2011	Buyback of Own Shares
05/09/2011	Buyback of Own Shares
06/09/2011	Buyback of Own Shares
07/09/2011	Buyback of Own Shares
08/09/2011	Buyback of Own Shares
09/09/2011	Buyback of Own Shares
09/09/2011	Deepwater Discovery
09/09/2011	Delivering New Growth
12/09/2011	Buyback of Own Shares
13/09/2011	Buyback of Own Shares
14/09/2011	Additional Listing
14/09/2011	Buyback of Own Shares
15/09/2011	Buyback of Own Shares
16/09/2011	Buyback of Own Shares
19/09/2011	Issuance of New Shares
19/09/2011	Buyback of Own Shares
20/09/2011	Buyback of Own Shares
21/09/2011	Director/PDMR Shareholding
21/09/2011	Buyback of Own Shares
22/09/2011	Advance Notice of 3rd Quarter 2011 Results
22/09/2011	Buyback of Own Shares
23/09/2011	Buyback of Own Shares
26/09/2011	Director/PDMR Shareholding
26/09/2011	Buyback of Own Shares
27/09/2011	Buyback of Own Shares
28/09/2011	Buyback of Own Shares
29/09/2011	Director/PDMR Shareholding
29/09/2011	Buyback of Own Shares
30/09/2011	Share Buyback Programme
30/09/2011	Buyback of Own Shares
30/09/2011	Voting Rights and Capital
03/10/2011	Buyback of Own Shares
04/10/2011	Buyback of Own Shares
05/10/2011	Buyback of Own Shares
06/10/2011	Buyback of Own Shares
07/10/2011	Buyback of Own Shares
10/10/2011	Buyback of Own Shares
11/10/2011	Buyback of Own Shares
12/10/2011	Buyback of Own Shares
27/10/2011	3rd Quarter 2011 Results
27/10/2011	3rd Quarter 2011 Dividend
27/10/2011	2012 Dividend Timetable
31/10/2011	Voting Rights and Capital
01/11/2011	Director/PDMR Shareholding
01/11/2011	Buyback of Own Shares
09/11/2011	Quarter 3 2011 Scrip Reference Price
15/11/2011	Iraq Gas Joint Venture
22/11/2011	Pearl GTL Project
22/11/2011	Buyback of Own Shares
24/11/2011	Buyback of Own Shares
25/11/2011	3rd Quarter 2011 EUR and GBP Dividend equivalents
28/11/2011	Buyback of Own Shares
29/11/2011	Buyback of Own Shares
30/11/2011	Voting Rights and Capital
01/12/2011	Sale of Steak in Nigerian Oil Leases
12/12/2011	Additional Listing
14/12/2011	Advance Notice of 4th Quarter 2011 and Full Year Results
16/12/2011	Issuance of New Shares
19/12/2011	Director/PDMR Shareholding
21/12/2011	Director/PDMR Shareholding
22/12/2011	Share Buyback Programme
30/12/2011	Voting Rights and Capital
03/01/2012	Director/PDMR Shareholding
31/01/2012	Voting Rights and Capital
01/02/2012	Directorate Change
02/02/2012	New Growth Agenda
02/02/2012	4th Quarter and Full Year 2011 Results
02/02/2012	4th Quarter 2011 Dividend
06/02/2012	Director/PDMR Shareholding
13/02/2012	Director/PDMR Shareholding
14/02/2012	Director/PDMR Shareholding
21/02/2012	Director Declaration
22/02/2012	4th Quarter 2011 Scrip Reference Price
22/02/2012	New Director Upstream International
22/02/2012	Proposed Offer for Cove Energy
22/02/2012	Director Declaration
29/02/2012	Voting Rights and Capital
09/03/2012	4th Quarter 2011 EUR and GBP Dividend equivalents
13/03/2012	Advance Notice of 1st Quarter 2012 Results
15/03/2012	2011 Annual Report and 20F Published
15/03/2012	Board Committee Change
15/03/2012	Directorate Change
15/03/2012	2011 Annual Report and 20F filed with SEC

Details of all regulatory announcements can be found in full on the London Stock Exchange website at: www.londonstockexchange.com

2.  Documents filed at Companies House

Date	Document Type	Description
01/04/2011	AA	Interim Accounts made up to 31/12/10
13/04/2011	SH01	Allotment of Shares
06/05/2011	AA	Interim Accounts made up to 31/03/11
26/05/2011	Resolution	Disapplication of pre-emption rights
Authority to purchase shares
Authority to allot shares
26/05/2011	TM01	Resignation of Director
16/06/2011	AA	Group Accounts made up to 31/12/10
16/06/2011	AP01	Appointment of Director
21/07/2011	SH01	Allotment of Shares
02/08/2011	AA	Interim Accounts made up to 30/06/11
15/09/2011	SH03	Return of Purchase of Own Shares
26/09/2011	SH03	Return of Purchase of Own Shares
28/09/2011	SH03	Return of Purchase of Own Shares
10/10/2011	SH03	Return of Purchase of Own Shares
19/10/2011	SH01	Allotment of Shares
19/10/2011	SH03	Return of Purchase of Own Shares
25/10/2011	AR01	Annual Return
31/10/2011	SH03	Return of Purchase of Own Shares
09/11/2011	AA	Interim Accounts made up to 30/09/11
28/11/2011	SH03	Return of Purchase of Own Shares
06/12/2011	AD02	Notification of Single Alternative Inspection Location
14/12/2011	SH03	Return of Purchase of Own Shares
22/12/2011	SH01	Allotment of Shares
14/02/2012	AA	Interim Accounts made up to 31/12/11

Copies of these documents can be found on the Companies House Direct website at: www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way, Maindy, Cardiff CF14 3UZ

3.  Documents published or sent to shareholders or filed with the UKLA Document Viewing Facility/National Storage Mechanism (NSM).

Date	Description
11/04/2011	Annual Report and Form 20-F for the year ended December 31, 2010, Annual Review and Summary Financial Statements 2010, Notice of 2011 AGM, Proxy Forms and Notice of Availability
20/05/2011	Resolutions passed at 2011 AGM
29/06/2011

Information Memorandum dated 28 June 2011 relating to the US$ 25,000,000,000 Debt Securities Programme of Shell International Finance B.V. (as Issuer) and Royal Dutch Shell plc (as Issuer and as Guarantor)

Documents submitted to the FSA can be viewed at the National Storage Mechanism via www.hemscott.com/nsm.do

4.  Documents lodged with the Authority for Financial Markets ("AFM")
and Euronext Amsterdam Stock Exchange.

The Company is listed on the Euronext Amsterdam Stock Exchange and the Regulatory Information Releases sent to the Euronext Amsterdam Stock Exchange (see www.euronext.nl) are identical to those released to the London Stock Exchange (see 1 above) and the New York Stock Exchange (see 5 below).

In addition thereto, the Company has submitted the filings listed below to the Authority for Financial Markets ("AFM"):

15-03-2011	Royal Dutch Shell: 2011 Strategy Update
15-03-2011	RDS publishes 2010 Annual Report and 20-F
25-03-2011	Issuance of Shares
29-03-2011	Shell Sells UK Stanlow Refinery to Essar Oil (UK) Limited
29-03-2011	Advance notice Q1 2011 Results Announcement
01-04-2011	Shell Agrees Sale of Chilean Businesses
28-04-2011	Royal Dutch Shell 1st Quarter 2011 Results
28-04-2011	RDS 1st Quarter 2011 Interim Dividend
18-05-2011	RDS First Quarter 2011 Scrip Dividend Programme Reference Share Price
03-06-2011	RDS: Q1 EUR and GBP Dividend Equivalents
21-06-2011	Shell Boosts UK Retail Presence
30-06-2011	Advance Notice of Results
28-07-2011	Q2 2011 RDS Interim Dividend Announcement
28-07-2011	RDS 2nd Quarter and Half Year 2011 Results
28-07-2011	Shell Centre Redevelopment
10-08-2011	RDS Q2 2011 Scrip Reference Price
16-08-2011	Buyback of Own Shares
26-08-2011	Q2 2011 EUR GBP Dividend
09-09-2011	Delivering New Growth
22-09-2011	Advance Notice Q3 2011 Results Announcement
27-10-2011	Shell 3rd Quarter 2011 Unaudited Results
27-10-2011	RDS Q3 2011 Quarterly Dividend Announcement
27-10-2011	RDS 2012 Dividend Timetable
09-11-2011	Q3 2011 Scrip Reference Price
15-11-2011	Iraq gas joint venture gets final approval
22-11-2011	Emir of Qatar inaugurates Pearl GTL Project
25-11-2011	Q3 2011 EUR GBP Dividend Announcement
01-12-2011	Shell sells stakes in Nigerian oil leases
14-12-2011	Advance notice of Q4 2011 and full year results
02-02-2012	Royal Dutch Shell Sets Out New Growth Agenda
02-02-2012	4th Q and Full Year 2011 Unaudited Results
02-02-2012	Q4 2011 Dividend Announcement
22-02-2012	RDS Q4 2011 Scrip Reference Price
22-02-2012	RDS announce New Director Upstream International
22-02-2012	RDS: Proposed offer for Cove Energy plc
09-03-2012	RDS Q4 2011 Euro and GBP Equivalent Dividend Payments
13-03-2012	Advance Notice of Results Q1 2012
15-03-2012	RDS Annual Report and Form 20-F 2011
15-03-2012	RDS Board Committee Change
15-03-2012	RDS Directorate Change
15-03-2012	RDS 2011 Annual Report and 20-F Filed with SEC

Full details of the filings can be found at: www.afm.nl

5.  Documents lodged with the Securities and Exchange Commission

The company is listed on the New York Stock Exchange and the Regulatory Information Releases sent to the New York Stock Exchange are identical to those released to the London Stock Exchange (see 1 above) and the Euronext Amsterdam Stock Exchange (see 4 above).

The Company has submitted filings to the US Securities and Exchange Commission ("SEC"):

Date	Format	Description
16/03/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
29/03/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
30/03/2011	SC 13G	Statement of acquisition of beneficial ownership by individuals
30/03/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
04/04/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
07/04/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
12/04/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
14/04/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
28/04/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
28/04/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
06/05/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
10/05/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
10/05/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
12/05/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
12/05/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
18/05/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
19/05/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
24/05/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
24/05/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
22/06/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
27/06/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
27/06/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
28/06/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
30/06/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
13/07/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
28/07/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
28/07/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
03/08/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
03/08/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
16/08/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
17/08/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
18/08/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
18/08/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
22/08/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
01/09/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
15/09/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
19/09/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
23/09/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
27/09/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
27/09/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
29/09/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
04/10/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
04/10/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
07/10/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
27/10/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
27/10/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
27/10/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
28/10/2011	F-3ASR	Automatic shelf registration statement of securities of well-known seasoned issuers
02/11/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
02/11/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
10/11/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
16/11/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
30/11/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
06/12/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
15/12/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
19/12/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
21/12/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
22/12/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
22/12/2011	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
03/01/2012	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
02/02/2012	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
02/02/2012	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
02/02/2012	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
02/02/2012	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
02/02/2012	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
07/02/2012	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
10/02/2012	SC 13G	Statement of acquisition of beneficial ownership by individuals
13/02/2012	SC 13G/A	Amend Statement of acquisition of beneficial ownership by individuals
14/02/2012	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
15/02/2012	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
22/02/2012	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
22/02/2012	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
22/02/2012	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
27/02/2012	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
01/03/2012	6-K	Report of foreign issuer [Rules 13a-16 and 15d-16]
15/03/2012	20-F	Annual and transition report of foreign private issuers

Full details of the filings can be found on the SEC’s website at:
www.sec.gov/cgi-bin/browse-edgar?company=Royal+Dutch+Shell&CIK=&filenum=&State=&SIC=&owner =include&action=getcompany

6.  Documents lodged with the Other Regulators

The Company has not submitted filings to other Registrars, Regulators and Banks

Date	Description of Contents of Announcement
None

7.  Further information

Further general information on Royal Dutch Shell plc can be found at the Company’s website: www.shell.com

Mark Edwards
Deputy Company Secretary
Royal Dutch Shell plc
Shell Centre
London SE1 7NA

+44 (0) 20 7934 2817

April 11, 2012

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-177588 and 333-177588-01); and
b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397 and 333-171206).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards

Name: M Edwards Title: Deputy Company Secretary

Date: 11 April 2012